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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. _________)


                        WORKGROUP TECHNOLOGY CORPORATION
                        --------------------------------

                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   980903 20 7
                                  -------------
                                 (CUSIP Number)


                              Carl F. Barnes, Esq.
                      Morse, Barnes-Brown & Pendleton, P.C.
                                 Reservoir Place
                          Waltham, Massachusetts 02451
                                 (781) 622-5930
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 21, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


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CUSIP NO. 980903 20 7              SCHEDULE 13D                PAGE 2 OF 5 PAGES
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--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Robert B. Ashton
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER

  NUMBER OF                  400,245
   SHARES              ---------------------------------------------------------
BENEFICIALLY           8     SHARED VOTING POWER
  OWNED BY
   EACH                      0
 REPORTING            ----------------------------------------------------------
  PERSON               9     SOLE DISPOSITIVE POWER
   WITH
                             400,245
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       400,245
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       21.7%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 980903 20 7              SCHEDULE 13D                PAGE 3 OF 5 PAGES
---------------------                                          -----------------

ITEM 1.   SECURITY AND ISSUER

         This statement (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of Workgroup Technology Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 91 Hartwell Avenue, Lexington, Massachusetts 02421.


ITEM 2.   IDENTITY AND BACKGROUND

       (a) The name of the person filing this Statement is Robert B. Ashton (the "Reporting Person").

       (b)   The Reporting Person's address is c/o Morse, Barnes-Brown &
                                                   Pendleton, P.C.
                                                   Reservoir Place
                                                   1601 Trapelo Road
                                                   Waltham, Ma. 02451

       (c) The present principal occupation of the Reporting Person is that of private investor.

       (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

       (f)   The Reporting Person is a citizen of the United States of America.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to a letter agreement dated November 21, 2001, the Reporting Person has purchased an aggregate of 400,245 shares of the Issuer's Common Stock (the "Shares") from Advent VI, L.P., Chestnut Capital International III, L.P., Advent Industrial II, L.P., Advent Atlantic and Pacific II, L.P., Advent New York, L.P. and TA Venture Investors, L.P. (collectively, the "Sellers") for an aggregate purchase price of $132,080.85. The Reporting Person used personal funds to acquire the Shares.


ITEM 4.   PURPOSE OF TRANSACTION

         The Reporting Person may make additional purchases of shares of the Issuer's Common Stock or other securities of the Issuer in such manner and in such amounts as he determines to be appropriate. In determining whether to do so, the Reporting Person will consider various relevant factors, including his evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. Purchases may be made either on the open market, in private transactions or directly from the Issuer. Alternatively, based on the same factors, the Reporting Person may sell or otherwise dispose of some or all of the shares or any such other securities of the Issuer.

         The Reporting Person has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D, although the Reporting Person does not rule out the possibility of effecting or seeking to effect any such actions in the future.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The Reporting Person is the beneficial owner of 400,245 shares of the Issuer's Common Stock pursuant to Rule 13d-3. Such Shares constitute approximately 21.7% of the issued and outstanding shares of the Issuer's Common Stock. The Reporting Person possesses the sole power to vote and the sole power to dispose of the Shares.

         (c) The Reporting Person has not affected any other transaction in the Issuer's Common Stock within the past 60 days.

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CUSIP NO. 980903 20 7              SCHEDULE 13D                PAGE 4 OF 5 PAGES
---------------------                                          -----------------

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Person acquired the Shares referred to in Item 5 from the Sellers pursuant to the Letter Agreement. The Reporting Person paid $132,080.85 to the Sellers for such Shares.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

         The following documents are filed as exhibits:

         1. Letter Agreement dated as of November 21, 2001, by and among Robert B. Ashton, Advent VI, L.P., Chestnut Capital International III, L.P., Advent Industrial II, L.P., Advent Atlantic and Pacific II, L.P., Advent New York, L.P. and TA Venture
              Investors, L.P.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:       November 27, 2001


                                              /s/ Robert B. Ashton
                                              ----------------------------------
                                                  Robert B. Ashton




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CUSIP NO. 980903 20 7              SCHEDULE 13D                PAGE 5 OF 5 PAGES
---------------------                                          -----------------

                                  EXHIBIT INDEX


         1. Letter Agreement dated as of November 21, 2001, by and among Robert B. Ashton, Advent VI, L.P., Chestnut Capital International III, L.P., Advent Industrial II, L.P., Advent Atlantic and Pacific II, L.P., Advent New York, L.P. and TA Venture
              Investors, L.P.